UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Copenhagen, 25 August 2026 – Today, Cadeler published its interim financial results for the first half of 2026 reporting strong financial performance, with both revenue and EBITDA more than doubling compared to Cadeler’s results for the first half of 2025 (when adjusting for one-off termination fees in the comparative period). The results demonstrate that Cadeler’s fleet strategy is delivering as intended, positioning the company to support customers through the next phase of offshore wind development.

Revenue for the first six months of 2026 more than doubled to EUR 408 million, an increase of EUR 220 million compared to revenue of EUR 188 million for the same period last year, while EBITDA for the first six months of 2026 also more than doubled to EUR 208 million, an increase of EUR 106 million compared to EBITDA of EUR 102 million for the same period last year (in each case, when adjusting for one-off termination fees of EUR 111 million in the comparative period).

Profit for the period rose to EUR 88 million, a year-on-year increase of EUR 31 million (54%) from profit of EUR 57 million in the comparative period, adjusted for the termination fees identified above. The increase was mainly driven by fleet expansion and a higher number of contracted days. Fleet utilisation of Cadeler’s ten vessels remained stable at 66% for the period, compared to 67% in the same period last year.

Cadeler maintains its full-year 2026 guidance, with revenue expected to be in the range of EUR 854 to 944 million, and EBITDA to be within the range of EUR 420 to 510 million. Cadeler’s acquisition of Menck on 11 August 2026 is expected to impact the consolidated Cadeler group’s revenue and EBITDA guidance for 2026. Cadeler is reviewing the extent of that impact and will provide an update in due course.

Mikkel Gleerup, CEO of Cadeler, comments:
“These results demonstrate that our fleet strategy is delivering as intended, providing the flexibility, reliability and operational capabilities required to support the next phase of offshore wind development as customers place increasing emphasis on the resilience of their supply chains and certainty of delivery. As our fleet, project portfolio and organisation have continued to grow, Cadeler has remained focused on disciplined execution, adapting quickly to changing project requirements and supporting our customers across multiple installation projects in H1 2026.”

Demonstrating Cadeler’s customer value proposition
For Cadeler, the defining theme of the first half of 2026 was execution. Cadeler operated its fleet at a new scale, with ten vessels in active operation, and demonstrated the benefits of that scale through greater flexibility and redundancy to mitigate operational risks across multiple projects. When project requirements changed, Cadeler rapidly redeployed vessels, helping customers maintain project momentum and mitigate the risk of delays.

Cadeler also commenced its first full-scope monopile foundation transportation & installation (T&I) campaign at Ørsted’s Hornsea 3 offshore wind farm which, when complete, will be the world’s single largest offshore wind farm. With this campaign, Cadeler is proving the capabilities it has invested in over recent years to support its ambition of becoming the leading provider of integrated foundation T&I solutions.

In July 2026, subsequent to the reporting period, Cadeler took delivery, within budget and on schedule, of Wind Ace, Cadeler’s eleventh wind installation vessel and second of three A-class newbuilds. Following her mobilisation, Wind Ace will be deployed on ScottishPower Renewables’ East Anglia TWO offshore wind farm in the UK, where Cadeler will provide transportation and installation of both foundations and wind turbines.

Further investing in Cadeler’s full-scope foundation capabilities

In the first half of 2026, Cadeler has also invested significantly in deepening and broadening its capabilities in full-scope foundation T&I.

In March 2026, the company completed a private placement raising approximately EUR 175 million before transaction costs. This enabled the subsequent order, after the reporting period, of two T-class newbuilds, expanding Cadeler’s foundation installation capabilities. Cadeler has also announced its intention to enter the scour protection segment with the potential acquisition of a scour protection vessel.

Mikkel Gleerup comments:
“As offshore wind projects increase in scale and complexity, developers are placing greater emphasis on resilient supply chains and experienced partners with the right capabilities. Continued investment in our fleet strengthens our ability to meet these evolving needs, capture the strong underlying demand in the market and generate attractive and sustainable returns for our shareholders.”

In August 2026, after the reporting period, Cadeler announced the strategic acquisition of Menck, a leading global provider of specialist equipment and engineering solutions for offshore foundation installation. The acquisition marks a step-change in the development of Cadeler's offshore foundation T&I capabilities and will enable Cadeler to deliver a complete and integrated approach to project execution.

A strong order book and positive industry outlook
Cadeler’s order book for 2026 is substantially secured. Notable contract awards in 2026 include:

•In February, Nexra, Cadeler’s dedicated offshore wind service platform, signed a firm contract for a 3-4 month O&M project in Taiwan commencing in March 2026, with a value exceeding EUR 20 million.
•In March, Nexra secured two additional firm contracts: a second 3-4 month O&M project for Wind Maker in Taiwan, and a 1-2 month project for Wind Zaratan in Japan, both completed in 2026.

In addition, in January 2026, Cadeler signed a preferred supplier agreement (PSA) with an undisclosed client for the transportation and installation of monopiles and transition pieces at a large offshore wind farm in Europe. The project is expected to commence in H1 2028 and will use two Cadeler vessels, including a newbuild A-class vessel. The agreement is subject to client FID.

As of 25 August 2026, Cadeler’s total order backlog stands at nearly EUR 2.5 billion.

Mikkel Gleerup comments:
“We are seeing increasingly positive momentum across our key markets, particularly in the UK, the North Sea and Asia-Pacific. Governments show strong ambitions for offshore wind, and the undersupply of capable installation vessels is expected to increase further as the existing fleet ages and becomes less efficient. With our expanded fleet, strong order backlog and growing capabilities, Cadeler is well positioned to capture these opportunities and support the next phase of offshore wind development.”

Earnings call
In connection with the release of Cadeler's H1 2026 Financial Report, Mikkel Gleerup, Chief Executive Officer, and Peter Brogaard Hansen, Chief Financial Officer, will host a live video webcast presentation for the investment community.

Date: 25 August 2026
Time: 08:00 AM EDT / 1:00 PM UK / 2:00 PM CET

The Interim Report earnings presentation is open to all interested parties and may include forward-looking information. Please register in advance here: https://cadeler-H1-2026-earnings-presentation.open-exchange.net/.

A replay of the webcast and the presentation slides will be made available on Cadeler’s Investor Relations website following the presentation, available here: http://www.cadeler.com/investor. The full H1 2026 Interim Report is also available at the same link.

For further information, please contact:

Cadeler Press Office
press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:
Cadeler A/S (Cadeler) is a pure-play offshore wind installation partner and a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2026                 CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer

5